EXHIBIT 8.1



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                        [LETTERHEAD OF ERNST & YOUNG LLP]



December 7, 2001

Bowater Incorporated
Bowater Canada Finance Corporation
55 East Camperdown Way
P.O. Box 1028
Greenville, South Carolina
29602

Dear Sirs/Madames:

We have acted as Canadian tax advisors to Bowater Canada Finance Corporation (the "Issuer") and Bowater Incorporated ("Bowater") in connection with an offer to exchange $600,000,000 in aggregate principal amount of 7.95% Notes due 2001, issued by the Issuer and fully and unconditionally guaranteed by Bowater (the "Original Notes") for a like amount of new notes (the "Exchange Notes"), evidencing the same indebtedness as the Original Notes. A Form S-4 registration statement ("Form S-4") has been prepared and will be filed with the Securities Exchange Commission pursuant to the Securities Act of 1933 in respect of the Exchange Notes.

Our opinion set forth herein is based on the current provisions of the Income Tax Act (Canada) (the "Act") and the regulations thereunder (the "Regulations"), all specific proposals to amend the Act and Regulations (the "Proposed Amendments") publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices and policies of the Canada Customs and Revenue Agency. Our opinion assumes that the Act and the Regulations will be amended in accordance with the Proposed Amendments, although no assurance of that can be given.

Except for the Proposed Amendments, our opinion does not take into account or anticipate any changes in law whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction other than Canada. As a result, our opinion expressed herein may not apply at a later date. We assume no responsibility for updating the opinion beyond the date of this letter.

We have examined the Form S-4 together with executed originals or copies of all other documents, including documents referred to in the Form S-4, instruments and corporate records, as we have deemed necessary as a basis for our opinion. We have assumed the authenticity of all such original documents and the conformity to the originals of any copies. Our opinion is also based, as to certain factual matters, on certain facts disclosed in the Form S-4 (other than the disclosures under the caption "United States Federal and Canadian Income Tax Considerations - Canadian Federal Income Tax Considerations"),


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which have not been independently verified by us and which, if incorrect or incomplete, could change the tax consequences described therein.

In our opinion, the statements set forth in the Form S-4 under the caption "United States Federal and Canadian Income Tax Considerations - Canadian Federal Income Tax Considerations", (the "Canadian Tax Section") constitute an accurate general description, under applicable law, of the principal Canadian federal income tax considerations applicable to the Holders (as defined in the Canadian Tax Section) in respect of the exchange offer and the Exchange Notes.

We hereby consent to the filing of this opinion as an exhibit to the Form S-4. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Yours truly,

/s/ ERNST & YOUNG LLP

    Ernst & Young LLP